[redacted]

SECI 08031828 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 17615

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2007 (MM/DD/YY) AND ENDING March 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pflueger & Baerwald Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Sansome Street, Suite 700
(No. and Street)

San Francisco, CA 94104-2722
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul J. Ruby 415-421-4171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maloney, Kent Paul - Smith Maloney Accountancy Corp.
(Name – *if individual, state last, first, middle name*)

4535 Missouri Flat Rd., Suite 2D, P.O. Box 1068, Placerville, CA 95667
(Address) (City) (State) (Zip Code)

Mail Processing Section
MAY 28 2008
Washington, DC
101

PROCESSED
JUN 06 2008
THOMSON REUTERS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe Ruby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pflueger & Baerwald Inc., as of March 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO and Vice President Sales
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California, County of San Francisco

Subscribed and sworn to (or affirmed) before me this , Michael Campbell Notary Public,

22 day of May, 2008, by Joe Ruby,

personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public

M. CAMPBELL
COMM. #1666817
NOTARY PUBLIC-CALIFORNIA
SAN MATEO COUNTY
My Commission Expires April 7, 2009

PFLUEGER & BAERWALD INC.
FINANCIAL STATEMENTS
MARCH 31, 2008

Smith Maloney
ACCOUNTANCY CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS

JIM SMITH • KENT P. MALONEY
4535 MISSOURI FLAT ROAD, SUITE 2D • P.O. BOX 1068
PLACERVILLE, CA 95667
PH: (530) 622-2460 FAX: (530) 622-0156
EMAIL: SMAC@CPA4U.COM WEBSITE: WWW.CPA4U.COM

The Board of Directors
Pflueger & Baerwald Inc.
San Francisco CA 94104

Independent Auditors' Report

We have audited the accompanying balance sheet of Pflueger & Baerwald Inc.(a corporation) as of March 31, 2008,and 2007 and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pflueger & Baerwald Inc. as of March 31, 2008, and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Smith Maloney

Placerville, CA
May 23, 2008

PFLUEGER & BAERWALD INC.

BALANCE SHEET

MARCH 31, 2008 AND 2007

	2008	2007
ASSETS		
Current assets:		
Cash	$ 148,173	$ 455,496
Accounts receivable:		
Customers	6,808,894	8,173,036
Brokers, dealers and clearing organizations	17,688	21
Other	16,108	27,268
Secured demand notes receivable (note 9)	300,000	300,000
Investments at cost (market value $1,476,452) (note 14)	1,353,688	3,890,484
Prepaid expenses, deposits and dividends receivable	41,355	42,383
Deferred income tax expense	431	386
Total current assets	8,686,337	12,889,074
Memberships:		
National Securities Clearing Corp., at cost	85,006	90,917
Total memberships	85,006	90,917
Fixed assets:		
Furniture and equipment, net of accumulated depreciation of $37,303	4,755	8,157
	$ 8,776,098	$ 12,988,148
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Payable to banks	$ -	$ 1,100,000
Payable to customers	4,935,656	7,221,565
Payable to other brokers and dealers		21
Payable to clearing house	22,848	75,687
Payable to officers	2,534,783	3,260,113
Other current liabilities	59,344	124,998
Total current liabilities	7,552,631	11,782,384
Other liabilities:		
Subordinated borrowings (note 10)	300,000	300,000
Total liabilities	7,852,631	12,082,384
Stockholders' equity:		
Common stock, par value $1.00; 75,000 shares authorized; 10,666 shares issued and outstanding	10,666	10,666
Additional paid-in capital	250,593	250,593
Retained earnings	662,208	644,505
Total stockholders' equity	923,467	905,764
	$ 8,776,098	$ 12,988,148

See accompanying notes.

PFLUEGER & BAERWALD INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

FOR THE YEARS ENDED MARCH 31, 2008 AND 2007

	2,008	2,007
REVENUES		
Commissions	$ 835,318	$ 1,063,109
Interest	691,065	870,051
Revenues from bond account transactions	106,227	45,844
Revenue from mutual fund transactions	26,773	52,445
Service charges	2,137	3,851
Trading gains (losses)		53,977
Other	181,820	39,278
Total revenues	1,843,340	2,128,555
EXPENSES		
Salaries and commissions	863,770	983,449
Pension contributions	85,553	95,482
Interest	319,633	405,280
Rent	65,653	63,450
Taxes	79,066	91,315
Insurance	73,097	81,787
Depreciation	3,402	4,712
Other	328,420	373,497
Total expenses	1,818,594	2,098,972
Net income before income taxes	24,746	29,583
Provision for income taxes:		
Federal:		
Current	4,597	4,293
Deferred	(431)	(386)
	4,166	3,907
California	2,877	2,572
Total provision for income taxes	7,043	6,479
Net income	17,703	23,104
Retained earnings, beginning of year	644,505	621,401
Retained earnings, end of year	$ 662,208	$ 644,505
Earnings per share (10,666 shares outstanding)	$ 1.66	$ 2.17

See accompanying notes.

PFLUEGER & BAERWALD INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2008 AND 2007

	2,008	2,007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 17,703	$ 23,104
Adjustments to reconcile net income to net		
cash provided by operating activities:		
Depreciation	3,402	4,712
(Increase) decrease in accounts receivable	1,357,635	488,421
(Increase) decrease in investments and prepaid expenses	2,537,779	85,455
Increase (decrease) in current liabilities	(3,129,753)	(513,438)
Net cash provided (used) by operating activities	786,766	88,254
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment		(5,584)
Assessment for NSCC Participation Fund	5,911	(10,000)
Net cash provided (used) by investing activities	5,911	(15,584)
CASH FLOWS FROM FINANCING ACTIVITIES		
Loans from bank	28,400,000	22,925,000
Repayment of loans	(29,500,000)	(22,925,000)
Net cash provided (used) by financing activities	(1,100,000)	-
Net increase (decrease) in cash	(307,323)	72,670
Cash, beginning of year	455,496	382,826
Cash, end of year	$ 148,173	$ 455,496

Supplemental Information:

Cash paid during the year for:		
Interest	$ 41,181	$ 27,834
Income Taxes	$ 4,597	$ 4,293

See accompanying notes.

PFLUEGER & BAERWALD INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2008

Note 1 -- Business activity

Pflueger and Baerwald (The Firm) is a California corporation offering securities brokerage services to investors out of its office in downtown San Francisco. The firm has been serving its investors since 1911 and is licensed in California as well as in several other states.

Note 2 -- Summary of significant accounting policies

a. Revenues and expenses are reported on the basis of the accrual method of accounting.

b. Assets and liabilities are accounted for at acquisition cost except for investments, which are reported at market values, in accordance with practices prescribed by the Financial Industry Regulatory Authority, Inc., and other related regulatory agencies.

c. Securities transactions and related revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction date.

Note 3 -- Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 4 -- Property and equipment -- depreciation policy

The Firm provides for depreciation on assets by the straight-line and double-declining methods at rates calculated to amortize the cost of the assets over their estimated useful lives ranging from five to ten years.

Note 5--Income taxes

Income taxes are provided for all items included in the income statement regardless of the period when such items are reportable for income tax purposes. Deferred Federal income taxes are provided on the current year's California Franchise Tax which is not deductible for Federal purposes until the following year.

Note 6 -- Retirement plans

The Firm has established a profit-sharing plan and a money-purchase pension plan for full-time employees. Those employees who are wholly compensated by commissions do not become eligible for benefits until commissions earned during the year exceed $125,000.

The profit-sharing plan was established in 1975. The Firm made no contribution to this plan for the current fiscal year.

The pension plan was established in 1981. The Firm contributes 10% of each eligible employee's compensation to this plan each year. The Firm's contribution for the current year was $85,553.

Note 7 -- Concentration of credit risk

At March 31, 2008, the Firm had $147,623 in three accounts at a bank which is insured up to a maximum of $100,000 by a government agency.

Note 8 -- Related party transactions

Secured demand notes receivable, notes payable to officers and subordinated borrowings reported on the balance sheet are due to and from stockholders and other related parties.

Note 9--Secured demand notes receivable

The demand notes of $300,000 are non-interest bearing and are secured by securities with a market value at year-end of $463,634. These notes are used by The Firm as collateral for its short-term borrowings. $200,000 is due from shareholders and $100,000 from an outsider.

Note 10--Subordinated borrowings

Long-term notes payable of $300,000 are subordinated to claims of general creditors. $100,000 is due on these notes during each of the next three fiscal years. Interest is payable at rates from 2% to 4% per year. $200,000 is due to shareholders and $100,000 to an outsider.

Note 11--Lease commitments

The Firm leases its office space under an operating lease which expires on October 31, 2010. The annual rental for the current fiscal year was $65,653. The new lease provides for monthly rent at $5,728.13, or $68,738 on an annual basis with increases to offset the increases in the lessor's direct operating expenses and property taxes.

Note 12--Net capital requirements

As a member of the National Association of Security Dealers, Inc., The Firm is subject to certain minimum capital requirements. NASD Rule 15c3-1 requires that member firms aggregated indebtedness, as defined by regulation, not exceed 15 times net capital, as defined. Minimum capital must be a minimum of $250,000.

At March 31, 2008 The Firm's net capital ratio was 5.17 to 1. It's net capital, including subordinated debt, was $1,239,256. Required net capital was $427,103.

Note 13--Filings with the Securities and Exchange Commission

The Firm is required to file Form X-17A-5 annually with the Securities and Exchange Commission. Part III of this filing is available for public inspection at The Firm's office or at the Regional Office of the Securities and Exchange Commission.

Note 14—Investment securities

The following is a summary of investment securities at March 31, 2008 and 2007:

	2008	2007
15c3-3 Reserve account:		
U.S. Government obligations, at cost	$1,329,062	$3,866,352
Gross unrealized interest	18,638	31,347
Marketable U.S. Treasury securities, at fair value	1,347,700	3,897,699
Investment securities:		
Marketable equity securities, at cost	24,546	24,052
Gross unrealized gains	104,206	106,062
Marketable equity securities, at fair value	128,752	130,114
Trading securities:		
Marketable equity securities, at cost	80	80
Gross unrealized losses	-80	-80
Marketable equity securities, at fair value	0	0
Total investments-		
At cost	1,353,688	3,890,484
Gross unrealized gains and losses	122,764	137,329
Investments at fair market value	$1,476,452	$4,027,813

Changes in the unrealized gains(losses) on investments during the years ending March 31, 2008 and 2007 as reflected in stockholders' equity:

Stockholders' equity, reflecting cost basis	$923,467	$905,764
Adjustment for unrealized gains(losses)	106,225	109,694
Stockholders' equity, reflecting fair market value	$1,029,692	$1,015,458

END